United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                           (Amendment No. )

                      eKnowledge Group, Inc.
                            (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                           2822642 107
                         (CUSIP Number)

                            March 21, 2002
  (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /    /    Rule 13d-1(b)
     / x  /     Rule 13d-1(c)
     /    /    Rule 13d-1(d)

1.        Names of Reporting Persons:
          Penny King Holdings Corporation
          Gabor Acs

2.        Check the appropriate box if a member of a group:
             (a)
             (b)

3.        SEC use only

4.        Citizenship or place of organization
          Penny King Holdings Corporation         DE
          Gabor Acs                               CANADA


5 -8.

                           Voting Power          Dispositive Power
                          Sole        Shared    Sole         Shared
Penny King Holdings
Corporation (1)           3,000,000             3,000,000

(1) Gabor Acs holds 50% of the outstanding shares of Penny King Holdings Corporation and is the founder and chairman of The Free and Clear Foundations of America, Inc., a charitable organization in its development stage, which holds the other 50%. Gabor Acs may be considered the beneficial shareholder of the shares owned by Penny King Holdings Corporation and The Free and Clear Foundations of America, Inc.

9&11.     Aggregate amount beneficially owned by each reporting
               person and percent of class.

                          Aggregate amount
                           Beneficially            Percent
                            Owned                 of Class
                          -------------           --------

Penny King Holdings
   Corporation (1)          3,000,000               9.45%

(1) Gabor Acs holds 50% of the outstanding shares of Penny King Holdings Corporation and is the founder and chairman of The Free and Clear Foundations of America, Inc., a charitable organization in its development stage, which holds the other 50%. Gabor Acs may be considered the beneficial shareholder of the shares owned by Penny King Holdings Corporation and The Free and Clear Foundations of America, Inc.

10.   Check box if aggregate amount in #9 excludes certain shares.

12.       Type of reporting Person

        Penny King Holdings Corporation    CO
        Gabor Acs                          IN



                 Schedule 13G                Part 2, page 1


Item 1
(a)      Name of Issuer:                eKnowledge Group, Inc.

(b)       Address of Issuer's Principal Executive Offices:

                                        1520 West 6th Street
                                        Suite 101
                                        Corona, California 92882

Item 2
(a)     Name of Person Filing:          Penny King Holdings Corporation

(b)    Address of Principal Business or,
             if none, Residence:        613 Coral Reef Drive
                                        Gaithersburg, Maryland 20878

     (c)       Citizenship:             United States

     (d)       Title of Class of
                  Securities:           Common Stock

     (e)       CUSIP Number:            2822642107

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
                   13d-2(b) or (c),  check whether the person filing is:

                                         Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:        3,000,000 shares
     (b)       Percent of Class:                 9.45%
     (c)       Number of Shares as to which
               such person has:
 (i) sole power to vote or to direct the vote    3,000,000 shares
 (ii) shared power to vote or to direct the vote
 (iii) sole power to dispose or to direct the
              disposition of                     3,000,000 shares
 (iv) shared power to dispose or to direct the
               disposition of
   -----------
(1) Gabor Acs holds 50% of the outstanding shares of Penny King Holdings corporation and is the founder and chairman of The Free and Clear Foundations of America, Inc., a charitable organization in its development stage, which holds the other 50%. Gabor Acs may be considered the beneficial shareholder of the shares owned by Penny King Holdings Corporation and The Free and Clear Foundations of America, Inc.

Item 5. Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following

                                                    Not applicable

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:           Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent             Not applicable

Item 8.  Identification and Classification of
         Members of the Group                        Not applicable

Item 9. Notice of Dissolution of Group:              Not applicable

Item 10. Certification:

      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                       PENNY KING HOLDINGS
                       CORPORATION

                       By /s/ Gabor Acs, President

March 28, 2002


                 Schedule 13G                Part 2, page 1


Item 1(a)      Name of Issuer:                  eKnowledge Group, Inc.

     (b)       Address of Issuer's Principal Executive Offices:

                                                1520 West 6th Street
                                                Suite 101
                                                Corona, California 92882

Item 2(a)     Name of Person Filing:            Gabor Acs

     (b)    Address of Principal Business or,
             if none, Residence:                613 Coral Reef Drive
                                                Gaithersburg, Maryland 20878

     (c)       Citizenship:                     Canada

     (d)       Title of Class of Securities:    Common Stock

     (e)       CUSIP Number:                    2822642107

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or
                   13d-2(b) or (c),  check whether the person filing is:

                                                Not Applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:       3,000,000 shares
     (b)       Percent of Class:                       9.45%
     (c)       Number of Shares as to which
               such person has:
 (i) sole power to vote or to direct the vote
 (ii) shared power to vote or to direct the vote     3,000,000 shares
 (iii) sole power to dispose or to direct the
              disposition of
 (iv) shared power to dispose or to direct the
               disposition of                        3,000,000 shares
   -----------
(1) Gabor Acs holds 50% of the outstanding shares of Penny King Holdings Corporation and is the founder and chairman of The Free and Clear Foundations of America, Inc., a charitable organization in its development stage, which holds the other 50%. Gabor Acs may be considered the beneficial shareholder of the shares owned by Penny King Holdings Corporation and The Free and Clear Foundations of America, Inc.

Item 5. Ownership of Five Percent or Less of a Class.
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following

                                                    Not applicable

Item 6.  Ownership of More than Five Percent
             on Behalf of Another Person:           Not applicable

Item 7.  Identification and Classification of the
         Subsidiary Which Acquired the Security
         being Reported on By the Parent             Not applicable

Item 8.  Identification and Classification of
         Members of the Group                        Not applicable

Item 9. Notice of Dissolution of Group:              Not applicable

Item 10. Certification:

      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                       By /s/ Gabor Acs, President
March 28, 2002